EXHIBIT 16.1

December 10, 2007

Mr. Marios Pantazopoulos
Chief Financial Officer
Energy Infrastructure Acquisition Corp.
1105 North Market Street, Suite 1300
Wilmington, Delaware 19899

Dear Mr. Pantazopoulos:

Effective October 3, 2007, the partners of Goldstein Golub Kessler LLP (“GGK”), became partners of McGladrey & Pullen, LLP in a limited asset purchase agreement. As a result of this transaction, the client-auditor relationship between Energy Infrastructure Acquisition Corp. (Commission File Number 000-32941) and GGK, independent registered public accounting firm, has ceased.

Sincerely,

/s/ Goldstein Golub Kessler LLP
GOLDSTEIN GOLUB KESSLER LLP

cc:	PCAOB Letter File Office of the Chief Accountant Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7561